SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

500 BOYLSTON STREET

BOSTON, MASSACHUSETTS 02116

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

September 18, 2017

VIA EDGAR

Ms. Tiffany Piland Posil

Special Counsel

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:                          Kite Pharma, Inc.

Schedule TO-T

Filed September 5, 2017

File No. 005-88615

Dear Ms. Posil:

I am writing on behalf of Dodgers Merger Sub, Inc. (“Purchaser”) and Gilead Sciences, Inc. (“Parent”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance dated September 13, 2017 (the “Comment Letter”) with respect to the above-referenced Tender Offer Statement on Schedule TO, as filed with the Commission on September 5, 2017 (the “Schedule TO”).

This letter and Purchaser and Parent’s Amendment No. 2 to the Schedule TO (the “Schedule TO Amendment”) are being filed with the Commission electronically via the EDGAR system today.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs set forth in the Comment Letter.  Capitalized terms used but not defined in this letter have the meanings given to them in the Schedule TO.

Offer to Purchase

Background of the Offer and the Merger, page 26

1.                                      Please describe the “similar informal discussions” between Kite and Parent occurring during the past two years and why those interactions ceased.  Refer to Item 1005(b) of Regulation M-A.

Response:  In response to the staff’s comment, Parent and Purchaser have revised the disclosure under “Item 10.  Background of the Offer; Contacts with Kite” beginning on page 2 of the Schedule TO Amendment.

2.                                      Please describe the “data announced by competitors” which factored into adjustments to Parent’s financial model.

Response:  In response to the staff’s comment, Parent and Purchaser have revised the disclosure under “Item 10.  Background of the Offer; Contacts with Kite” beginning on page 2 of the Schedule TO Amendment.

Source and Amount of Funds, page 53

3.                                      Please provide the information required by Item 1007(d) of Regulation M-A for the available credit facilities referenced here.

Response:  In response to the staff’s comment, Parent and Purchaser have revised the disclosure under “Item 12.  Source and Amount of Funds” beginning on page 3 of the Schedule TO Amendment.

Conditions of the Offer, page 53

4.                                      Disclosure indicates that the conditions may be waived at any time and from time to time. Please revise to clarify that all conditions to the offer, other than those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

Response:  Parent and Purchaser respectfully acknowledge the staff’s comment that all conditions to the Offer (other than those conditions dependent upon the receipt of government regulatory approvals necessary to consummate the Offer) must be satisfied or waived at or prior to the expiration of the Offer.  Accordingly, Parent and Purchaser have revised the disclosure under “Item 13.  Conditions of the Offer” beginning on page 5 of the Schedule TO Amendment.

5.                                      We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and a bidder fails to assert the condition, it will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response:  Parent and Purchaser confirm their understanding that it is the Commission’s position that when a condition to the Offer is triggered and Purchaser proceeds with the Offer anyway, it constitutes a waiver of the triggered condition and, depending on the materiality of any waived condition to the Offer and the number of days remaining in the Offer, Parent and Purchaser may be required to extend the Offer and recirculate new disclosure to holders of Shares.  Parent and Purchaser confirm that when an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, they will promptly inform holders of how they intend to proceed rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

*    *    *    *    *

We hope that the foregoing has been responsive to the staff’s comments.  If you have any questions or comments with respect to this matter, please contact the undersigned at (617) 573-4850.

Sincerely,

/s/ Graham Robinson

Graham Robinson

cc:                                Alison S. Ressler, Sullivan & Cromwell LLP

Eric M. Krautheimer, Sullivan & Cromwell LLP